Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended August 31,		Years Ended November 30,
(Dollars in thousands)	2012	2011	2011	2010	2009	2008	2007
Earnings:
Pre-tax earnings (loss)	$117,191	86,200	97,974	94,725	(760,404)	(565,625)	(3,079,154)
Adjustments to pretax earnings (loss):
Fixed Charges	188,169	172,996	232,709	207,168	203,304	193,884	267,952
Interest capitalized	(92,348)	(82,340)	(110,751)	(111,056)	(101,265)	(120,700)	(196,708)
Adjustments for earnings and losses of unconsolidated entities 50% or less owned entities	(15,960)	13,921	87,338	6,144	133,415	80,225	469,782
Previously capitalized interest amortized	59,837	51,095	72,320	73,522	76,599	102,763	177,892

“Earnings”	$256,889	241,872	379,590	270,503	(448,351)	(309,453)	(2,360,236)

Fixed Charges:
Interest incurred	$178,403	163,351	219,383	193,535	180,659	157,580	217,924
Interest component of rent expense (1)	9,766	9,645	13,326	13,633	22,645	36,304	50,028

“Fixed Charges”	$188,169	172,996	232,709	207,168	203,304	193,884	267,952

Ratio of Earnings to Fixed Charges	1.4x	1.4x	1.6x	1.3x	—	—	—

Excess (deficiency) of earnings to fixed charges	$68,720	68,876	146,881	63,335	(651,655)	(503,337)	(2,628,188)

(1)	Represents a reasonable approximation of the interest cost component of rental expense (one-third of rental expenses on operating leases) incurred by the Company. The purpose is to estimate the amount of interest incurred due to operating the majority of the Company’s facilities under the operating leases.